Haynes International, Inc. 1020 West Park Avenue P.O. Box 9013 Kokomo, Indiana 46904-9013 Tel: 765-456-6000 FAX: 765-456-6905 www.haynesintl.com

August 2, 2019

CORRESPONDENCE BY EDGAR

Ms. Tracy Houser and Mr. Al Pavot

Division of Corporation Finance

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Washington, D.C.  20549

Re:                             Haynes International, Inc.

Form 10-K for Fiscal Year Ended September 30, 2018

Filed November 15, 2018

Comment letter dated July 18, 2019

File No. 001-33288

Dear Ms. Houser and Mr. Pavot:

Set forth below is the response of the Company to the comment of the Staff set forth in a letter dated July 18, 2019, related to the Company’s Form 10-K, filed on November 15, 2018 for the fiscal year ended September 30, 2018 (the “Form 10-K”) (File No. 001-33288).  For convenience of reference, the Staff’s comment has been reproduced in bold type herein.

Form 10-K for Fiscal Year Ended September 30, 2018

Note 6. Income Taxes, page 65

1.              We note that you have net deferred tax assets of $23.5 million as of September 30, 2018, and that you are in a three-year cumulative loss position on a consolidated basis for your US jurisdiction.  Finally, we did not note any analysis in your Critical Accounting Policies and Estimates section of MD&A that details the positive evidence and why the positive evidence outweighs the significant negative evidence of 3-year cumulative loss for your US jurisdiction.  Please provide us with your comprehensive analysis of the specific positive and negative evidence management evaluated in arriving at the conclusion that a full valuation allowance is not needed as of September 30, 2018.  Your analysis should include the weighting of the evidence that is commensurate with the extent to which it is objectively verified.  For any tax-planning strategies that you are relying on in your analysis, please ensure that your discussion provides us with a detailed explanation of the nature and any uncertainties, risk, and assumptions for those strategies.  Please refer to ASC 740-10-30- 16 – 740-10-30-25, ASC 740-10-55-39 – 740-10-55-48, and ASC 740-10-55-120 – 740-10-55-123 for guidance.

Response

We acknowledge the Staff’s comment and are providing the following supplemental information regarding our evaluation of whether a valuation allowance against the net deferred tax asset is required for our U.S. jurisdiction.

In accordance with ASC 740-10-30-5, we evaluate the need for valuation allowances against net deferred tax assets during each reporting period for each tax jurisdiction.  We record valuation allowances when it is more likely than not that all or a portion of the future tax benefit will not be realized.  More likely than not is considered a likelihood of more than 50 percent.  This evaluation considers all available positive and negative evidence, and we determine, based on the weight of that evidence, whether a valuation allowance is required.

The Company has net deferred tax assets of $23.5 million as of September 30, 2018 of which $25.2 million relate to the U.S. jurisdiction.

Following is the composition of our net U.S. deferred tax asset as of September 30, 2018.

($000’s)
Pension and other postretirement benefits	39,270
Deferred revenue	4,775
Tax attributes	3,469
Accruals and reserves	2,915
Inventory	2,667
Compensation	1,371
Fixed assets	(27,254)
Other, net	(897)
Valuation allowance	(1,152)
Total net deferred tax asset - U.S.	25,164

There have been no significant changes to the nature or amount of our net U.S. deferred tax assets since September 30, 2018.

We acknowledge that ASC 740-10-30-21 states that “cumulative losses in recent years” is a type of negative evidence for entities to consider in evaluating the need for a valuation allowance.  We further acknowledge that the Company is in a three-year cumulative loss position for the U.S. jurisdiction when calculated based only on pre-tax book income (loss) from continuing operations.  The Company notes that ASC 740-10-30 does not define “cumulative losses in recent years” and there is no authoritative definition of this term.  Therefore, it was necessary for management to use judgment in determining whether the Company has negative evidence in the form of cumulative losses.  In making that determination, management considered the Company’s U.S. jurisdiction’s results before tax from all sources, including other comprehensive income, for the current year and the previous two years, adjusted for permanent differences.  Following is our analysis for the U.S. jurisdiction as of September 30, 2018.

	Year Ended September 30,
Year	2016	2017	2018	Total
	($000’s)	($000’s)	($000’s)	($000’s)
US income (loss) before income taxes - 10K Note 6	(4,160)	(25,090)	(16,650)	(45,900)
Less: Intercompany eliminations (included in US)	(1,300)	6,544	(11,141)	(5,897)
US income (loss) before income taxes (excluding eliminations)	(2,860)	(31,634)	(5,509)	(40,003)

Add back: Permanent items - US	3,362	3,160	5,122	11,644
Adjusted US income (loss) before income taxes (excluding eliminations)	502	(28,474)	(387)	(28,359)

Other comprehensive income / (loss) from pension and postretirement - US	(29,908)	62,599	40,801	73,492
Adjusted US comprehensive income / (loss)	(29,406)	34,125	40,414	45,133

Note that the only item of other comprehensive income for the U.S. jurisdiction relates to the Company’s domestic pension and other post-retirement benefit (“OPEB”) plans.  Based on this analysis, management concluded that the U.S. jurisdiction was in a three-year cumulative income position of $45.1 million as of September 30, 2018 when considering all sources.

In addition to the above analysis, management also considered the core earnings of the U.S. jurisdiction for fiscal 2018 and the prior two years.  Management determined that a significant component of the pre-tax book loss in the U.S. from continuing operations was due to the amortization of the historical losses related to our pension and OPEB plans that were originally recognized in other comprehensive income (herein referred to as “cycling out of OCI”).  As further discussed below, we believe these losses should be excluded from our determination of core earnings when evaluating the need for a valuation allowance on our deferred tax assets.

The below table presents the cumulative comprehensive income / (loss), adjusted for the following to derive core earnings:

•            We excluded the results from other comprehensive income related to the actuarial gains / losses from the remeasurement of the Company’s pension and OPEB plans as well as amortization of such historical remeasurement gains / losses into income (the cycling out of OCI adjustments).

•            We excluded the cycling out of OCI adjustments recognized in pre-tax income / (loss).

	Year Ended September 30,
Year	2016	2017	2018	Total
	($000’s)	($000’s)	($000’s)	($000’s)
Adjusted US comprehensive income / (loss)	(29,406)	34,125	40,414	45,133
Other comprehensive income / (loss) from pension and postretirement - US	(29,908)	62,599	40,801	73,492
Adjusted US income (loss) before income taxes (excluding eliminations)	502	(28,474)	(387)	(28,359)

Add back: Cycling out of OCI - US	12,382	16,206	8,151	36,739
Adjusted US core earnings	12,884	(12,268)	7,764	8,380

In reaching the determination that it was appropriate to exclude the losses that are cycled out of OCI into continuing operations to calculate “core earnings”, we noted:

•                  The pension plan is frozen to new participants and the average number of active employees in the plan continues to decline

•                  The OPEB is unfunded and contributions are capped at $5.0 million per year.

•                  The movement in the pension and/or OPEB plan liabilities are generally driven by market conditions and changes in actuarial assumptions (i.e., return on plan assets, interest rates, changes in life expectancy etc.)

•                  For U.S. income tax purposes, contributions to the pension or OPEB plans are generally deductible when paid.  As a result, the cycling out of OCI doesn’t have a corollary impact on income taxes.

Based on the above, the adjusted core earnings for the cumulative three years would be $8.4 million representing objectively verifiable positive evidence that the net deferred tax asset would be realized.

We also considered the following positive and negative evidence in our evaluation as of September 30, 2018.

Additional Positive Evidence:

•                  The Company does not have a U.S. net operating loss carryforward.  The tax loss generated in the tax year ended September 30, 2017 was carried back to September 30, 2015 and fully offset by taxable income in that period.  The tax loss generated in the year ended September 30, 2016 was carried forward to the year ended September 30, 2018 and fully offset by taxable income in that period.  Any future tax losses would represent a new net operating loss carryforward with indefinite lives based on the provisions of the Tax Cuts and Jobs Act.

•                  The Company does not have any history of expiring tax attributes.

•                  The Company also considered other prospective items of income in the U.S. jurisdiction for tax purposes that did not impact the historical years above, including the following:

•                  The impact of various provisions of the Tax Cuts and Jobs Act, including the changes to the rules around executive compensation, limitations on meals and entertainments expenses and provisions subjecting foreign earnings to be taxable in the U.S. on a current basis would all lead to increases in taxable income in the U.S. jurisdiction.

Negative Evidence:

One factor we identified that represents a form of negative evidence is the cyclical nature of the Company’s business which leads to volatility and can make forecasting challenging (note, however, that we did not rely on a prospective forecast in our analysis above).  While the business has entered periods of losses, which at times have extended into multiple years, the underlying secular demand for our products is strong which has resulted in the business cycling back to a profitable state.

We identified no other significant negative evidence in our analysis.

Based on the weighing of the positive and negative evidence, management has concluded that a valuation allowance is not required as of September 30, 2018.

Sincerely,

/s/ David S. Van Bibber
Controller and Chief Accounting Officer
Haynes International, Inc

Cc:                             Dan Maudlin, Vice President and Chief Financial Officer, Haynes International, Inc.

Janice Gunst, Vice President and General Counsel, Haynes International, Inc.